UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DelMar Pharmaceuticals, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

247078108

(CUSIP Number of Common Stock Underlying Warrants)

Jeffrey A. Bacha

Chief Executive Officer and President

Suite 720 — 999 West Broadway

Vancouver, British Columbia Canada V5Z 1K5

Phone: (604) 629-5989

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gregory Sichenzia, Esq.

David Manno, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 100006

(212) 398-1207

Fax: (212) 930-9725

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,070,027.30	$1,014.01

* The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended ("Rule 0-11"). The transaction valuation estimate assumes the exchange of all of the outstanding warrants of DelMar Pharmaceuticals, Inc. issued in connection with its private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013, and is calculated using $0.85, the average of the high and low sales price of the common stock on the OTCQX on January 2, 2015.

** The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by one-fiftieth of one percent of the estimated value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,014.01	Filing Party: DelMar Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 8, 2015

☐    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 8, 2015 (as amended and supplemented to date, the "Schedule TO") by DelMar Pharmaceuticals, Inc., a Nevada corporation ("DelMar" or the "Company"), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended, in connection with an offer to exchange (the "Exchange Offer") any outstanding warrant to purchase shares of common stock issued in connection with the Company’s private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the "Warrants") for shares of the Company’s newly issued common stock.

        The Exchange Offer is made upon the terms and subject to the conditions set forth in the Company's offer to exchange, dated January 7, 2015 (the "Exchange Offer Statement"), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E) and (a)(1)(F) to the Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the "Offer Materials").

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13(c)-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Offer Materials is expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

       The Exchange Offer Statement and the Schedule TO, to the extent the Schedule TO incorporates by reference such information contained in the Exchange Offer Statement, are hereby amended to remove the following language from page 1 of the Exchange Offer Statement, appearing under the section entitled "Cautionary Statement Concerning Forward-Looking Statements": " , and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. " The Exchange Offer Statement and the Schedule TO, to the extent the Schedule TO incorporates by reference such information contained in the Exchange Offer Statement, are hereby further amended to delete the first full paragraph on page 27 that references periodic reports subsequently filed pursuant to the Exchange Act under “Available Information/Incorporation by Reference”.

Item 4. Terms of the Transaction.

(a)	The Exchange Offer Statement and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Exchange Offer Statement, are hereby amended to delete the fourth bullet point under item (c) on page 22 under “Conditions to the Exchange Offer”.

Item 10. Financial Statements.

(a)	The Exchange Offer Statement, Item 10(a) of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Exchange Offer Statement, are hereby amended and supplemented to (i) delete the first paragraph under “Financial Information Regarding the Company” on page 8 of the Exchange Offer Statement and (ii) incorporate the financial information required by Item 1010(a) as Exhibit (a)(1)(F) to this Schedule TO.

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Item 12. Exhibits.

“Item 12 Exhibits” to the Schedule TO is amended and restated as follows:

(a)		(1)	(A)	Letter to Warrant holders, dated January 7, 2015*
(a)		(1)	(B)	Exchange Offer, dated January 7, 2015*
(a)		(1)	(C)	Form of Letter of Transmittal and Instructions*
(a)		(1)	(D)	Form of Notice of Withdrawal*
(a)	`	(1)	(E)	Press Release, dated January 8, 2015, filed as Exhibit 99.1 to the Company's Report on Form 8-K, filed on January 8, 2015, incorporated herein by reference
(a)		(1)	(F)	Certain Required Financial Information of the Company, incorporated herein by reference
(d)		(1)		Exchange Agreement, dated January 25, 2013, among the Company, Exchangeco, Callco, DelMar (BC) and securityholders of DelMar (BC) (1)
(d)		(2)		Articles of Merger of the Company (3)
(d)		(3)		Certificate of Designation of Special Voting Preferred Stock of the Company (3)
(d)		(4)		Certificate of Designation of Series A Preferred Stock (8)
(d)		(5)		Intercompany Funding Agreement, dated January 25, 2013, between the Company and Exchangeco (1)
(d)		(6)		Support Agreement, dated January 25, 2013, among the Company, Exchangeco and Callco (1)
(d)		(7)		Voting and Exchange Trust Agreement, dated January 25, 2013, among the Company, Callco, Exchangeco, and the Trustee (1)
(d)		(8)		Form of Subscription Agreement (1)

(d)	(9)	Form of Registration Rights Agreement (1)
(d)	(10)	Form of Investor Warrant (1)
(d)	(11)	Form of Dividend Warrant (1)
(d)	(12)	Memorandum of Understanding and Collaboration Agreement between Guangxi Wuzhou Pharmaceutical (Group) Co. Ltd. and DelMar (BC) (1)
(d)	(13)	Patent Assignment Agreement, dated September 12, 2010, between DelMar (BC) and Valent (5)
(d)	(14)	Amendment, dated January 21, 2013, to Patent Assignment Agreement, dated September 12, 2010, between DelMar (BC) and Valent (5)
(d)	(15)	Loan Agreement, dated February 3, 2011, between DelMar (BC) and Valent (5)
(d)	(16)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and Jeffrey Bacha (5)
(d)	(17)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and Dennis Brown (5)
(d)	(18)	Consulting Agreement, dated August 1, 2011, between DelMar (BC) and William Garner (5)
(d)	(19)	Consulting Agreement, dated February 1, 2013, between DelMar (BC) and Scott Praill (5)
(d)	(20)	Form of Election to Exercise Warrants (7)
(d)	(21)	Exchange Agreement (8)
(d)	(22)	Form of Election to Exercise Warrant (9)
(d)	(23)	Amendment No. 1 to Warrant to Purchase Common Stock (9)

* Previously filed.

(1) Filed as exhibit to 8-K filed on January 31, 2013 and incorporated herein by reference

(2) Filed as an exhibit to S-1 filed August 17, 2010 and incorporated herein by reference

(3) Filed as an exhibit to 8-K filed January 23, 2013 and incorporated herein by reference

(4) Filed as an exhibit to 8-K filed February 14, 2013 and incorporated herein by reference

(5) Filed as exhibit to 8-K/A filed on March 14, 2013 and incorporated herein by reference

(6) Filed as exhibit to S-1 filed with the SEC on June 14, 2013 and incorporated herein by reference

(7) Filed as exhibit to 8-K filed on June 9, 2014 and incorporated herein by reference

(8) Filed as exhibit to 8-K filed on October 3, 2014 and incorporated herein by reference

(9) Filed as exhibit to 8-K filed on November 6, 2014 and incorporated herein by reference

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DelMar Pharmaceuticals, Inc.

Date: January 23, 2015	By:	/s/ Jeffrey A. Bacha
Name: Jeffrey A. Bacha
Title: Chief Executive Officer and President